UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FOUNDATION COAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

35039W100

(CUSIP Number)

Prakash A. Melwani
c/o The Blackstone Group
345 Park Avenue, New York, New York 10154
(212) 583-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Edward P. Tolley III, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

January 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35039W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Management Associates IV L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 985,919 shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 985,919 shares

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 985,919 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone FCH Capital Partners IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Family Investment Partnership IV-A L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 196,505 shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 196,505 shares

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 196,505 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter G. Peterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 985,919 shares

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 985,919 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 985,919 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen A. Schwarzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 985,919 shares

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 985,919 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 985,919 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 further supplements and amends Items 5 of the Statement on Schedule 13D filed on January 14, 2005, as amended on September 16, 2005 (as so amended, the “Schedule 13D”), by (i) Blackstone Management Associates IV L.L.C., a Delaware limited liability company (“BMA”), (ii) Blackstone FCH Capital Partners IV L.P., a Delaware limited partnership (“BCP IV”), (iii) Blackstone Family Investment Partnership IV-A L.P., a Delaware limited partnership (“BFIP IV” and, together with BCP IV, the “Blackstone Funds”), (iv) Mr. Peter G. Peterson and (v) Mr. Stephen A. Schwarzman (the foregoing, collectively, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Foundation Coal Holdings, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on January 14, 2005.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On January 24, 2006, each of the Blackstone Funds distributed an aggregate of 4,154,045 shares of Common Stock of the Issuer to their respective partners pro rata pursuant to the terms of the organization documents governing the Blackstone Funds (the “Distribution”).

(a) and (b).  The information contained on the cover pages to this Amendment No. 2 to the Schedule 13D is incorporated herein by reference.  BMA has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of the shares of Common Stock that are directly owned by it.  BMA has sole power to vote or direct the vote, and sole power to vote shares of Common Stock that may be deemed beneficially owned by it because they are owned by entities of which it is also the general partner.  The Founding Members have the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock that BMA directly owns or may be deemed to beneficially own.  As a result, each of such Founding Members may be deemed to beneficially own the shares of Common Stock that BMA directly owns or may be deemed to beneficially own.  Each of BMA and each Founding Member disclaims beneficial ownership of any such shares over which he or it does not have direct ownership, except to the extent of his or its pecuniary interest in such shares of Common Stock.

(c) Except for the information set forth herein, or incorporated by reference herein, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) As a result of the Distribution, the Reporting Persons have ceased to be beneficial owners of more than 5% of the Common Stock on January 24, 2006, the date of the transaction described herein.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  January 26, 2006

BLACKSTONE MANAGEMENT ASSOCIATES IV L.L.C.

By:	/s/ Prakash A. Melwani
Name: Prakash A. Melwani
Title: Member

BLACKSTONE FCH CAPITAL PARTNERS IV L.P.

By:	Blackstone Management Associates IV L.L.C., its General Partner

	By:	/s/ Prakash A. Melwani
Name: Prakash A. Melwani
Title: Member

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP IV-A L.P.

By:	Blackstone Management Associates IV L.L.C., its General Partner

	By:	/s/ Prakash A. Melwani
Name: Prakash A. Melwani
Title: Member

/s/ Peter G. Peterson
PETER G. PETERSON

/s/ Stephen A. Schwarzman
STEPHEN A. SCHWARZMAN